LPBP Inc. (formerly Hemosol Inc.) INCORPORATED UNDER THE LAWS OF ONTARIO
CONSOLIDATED BALANCE SHEET
(Unaudited)
See Note 1 - Basis of Presentation
	March, 31	December, 31
As at March 31	2004	2003
(THOUSANDS OF CANADIAN DOLLARS)	$	$

ASSETS
Current
Cash and cash equivalents	3,800	8,125
Cash held in escrow [note 5]	-	448
Prepaids and other assets	820	735
Inventory	1,266	1,274
Total current assets	5,886	10,582
Property, plant and equipment, net	83,476	83,881
Patents and trademarks, net	1,339	1,368
License technology	2,478	2,520
Deferred charges, net	2,016	2,026
Total other assets	89,309	89,795
	95,195	100,377
LIABILITIES AND SHAREHOLDERS' EQUITY
Current

Accounts payable and accrued liabilities	3,366	3,394
Short-term loan [note 4]	20,000	20,000
Total current liabilities	23,366	23,394

Shareholders' equity
Common shares [note 6]	310,408	305,983
Warrants and options [note 3]	11,058	15,642
Contributed surplus	8,535	8,535
Deficit	(258,172)	(253,177)
Total shareholders' equity	71,829	76,983
	95,195	100,377
See accompanying notes

On behalf of the Board:

/s/ Edward E. McCormack EDWARD E. MCCORMACK Chairman of the Board and Director	/s/ Mitchell J. Kostuch MITCHELL J. KOSTUCH Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited)

	March 31	March 31
THREE MONTH PERIOD ENDED	2004	2003
(THOUSANDS OF CANADIAN DOLLARS EXCEPT FOR SHARE DATA)	$	$

EXPENSES
Research and development
Scientific and process	2,104	3,489
Regulatory and clinical	299	2,907
Administration	829	1,120
Marketing and business development	107	880
Support services	184	583
Foreign currency translation (gain) loss	(9)	216

Loss from operations before the following	3,514	9,195
Amortization of deferred charges	1,253	1,224
Interest income	(36)	(32)
Interest expense	263	-
Miscellaneous income	(49)	-
Loss before income taxes	4,945	10,387
Provision for income taxes	50	-
Net loss for the period	4,995	10,387

Deficit, beginning of period [note 2]	(253,177)	(218,234)
Deficit, end of period	(258,172)	(228,621)
Basic and diluted loss per share	0.09	0.23
Weighted average number of
common shares outstanding [000's]	55,873	46,103
See accompanying notes

CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

	March 31	March 31	March 31	March 31
THREE MONTH PERIOD ENDED	2004	2003	2004	2003
(THOUSANDS OF CANADIAN DOLLARS EXCEPT FOR SHARE DATA)	$	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(2,175)	(4,109)	(4,995)	(10,387)
Add (deduct) items not involving cash
Amortization of property plant and equipment	180	179	543	624
Amortization of license technology	37	-	42	-
Amortization of patents and trademarks	11	2	29	4
Amortization of deferred charges	1,253	1,224	1,253	1,224
Foreign currency translation (gain) loss	2	25	(9)	216

	(669)	(2,679)	(3,137)	(8,319)
Net changes in non-cash working capital
balances related to operations	433	(1,488)	(105)	(3,416)

Cash used in operating activities	(236)	(4,167)	(3,242)	(11,735)

INVESTING ACTIVITIES
Patent and trademark costs	-	(25)	-	(43)
Purchase of capital assets	11	(481)	(138)	(1,833)

Cash used in investing activities	11	(506)	(138)	(1,876)

FINANCING ACTIVITIES
Proceeds on issuance of common shares [note 6]	-	-	180	-
Costs of issuance of common shares [note 6]			(339)	-
Proceeds from loan [note 5]	-	10,000	-	10,000
Cash released from escrow	-	-	448	-
Deferred charges	(1,598)	(29)	(1,243)	(29)

Cash provided by financing activities	(1,598)	9,971	(954)	9,971

Effect of exchange rates on cash	(2)	(25)	9	(216)

Net decrease in cash and
cash equivalents during the period	(1,826)	5,273	(4,325)	(3,856)
Cash and cash equivalents, beginning of period	5,626	8,450	8,125	17,579

Cash and cash equivalents, end of period	3,800	13,723	3,800	13,723
See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004
[All dollar amounts in thousands, except as noted]
[Unaudited]

  SIGNIFICANT ACCOUNTING POLICIES

  These unaudited interim consolidated financial statements of LPBP Inc. (formerly Hemosol Inc.) [the "Company"] have been prepared by management in accordance with Canadian generally accepted accounting principles applicable to interim financial reporting. These unaudited notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2003 included in the Company's Annual Report. These statements follow the same accounting policies and methods as the most recent annual financial statements, in addition to the following:

  BASIS OF PRESENTATION

  These consolidated financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

  The Company has been in a development stage and has incurred cumulative net losses since inception, including a net loss of $5.0 million in the first three months of 2004, and has an accumulated deficit of $258.2 million as at March 31, 2004.

  On February 12, 2004, the Company announced that it entered into an agreement [the "Arrangement Agreement"] with MDS Inc. ["MDS"] under which the Company benefits from its existing accumulated income tax losses and other tax assets through a reorganization [the "Arrangement"] of its blood products business. In connection with the completion of the Arrangement, the Company disposed of its blood products business to a limited partnership, Hemosol LP. The Company acquired a 7% interest in Hemosol LP. In addition, the Company acquired a 99.99% interest in a limited partnership [the "Labs Partnership"] which acquired the Ontario clinical laboratory services business formerly operated by MDS.

  As a result of the foregoing, the Company is no longer operating the Blood Products Business. The Company's ability to operate as a going concern and its future outlook are dependent on the performance of Hemosol LP and the Labs Partnership.

  SHARE ISSUE COSTS

  As disclosed in the 2003 annual audited consolidated financial statements, effective January 1, 2003, the Company retroactively changed its method of accounting for share issue costs to record proceeds on issuance of shares net of share issue costs in share capital in order to harmonize with United States Generally Accepted Accounting Principles ["U.S. GAAP"].

  EMPLOYEE STOCK OPTIONS

    As disclosed in the 2003 annual audited consolidated financial statements, effective January 1, 2003, the Company prospectively adopted the fair value method for stock-based compensation in accordance with the recommendations of "Stock-Based Compensation and Other Stock-Based Payments" Section 3870, issued by the Canadian Institute of Chartered Accountants. Previously, no compensation expense was recognized for stock options granted to employees. Under the new policy, compensation expense for employee stock options granted on or after January 1, 2003 is accounted for using the fair value method. There was no significant impact to net loss, for the quarter ending March 31, 2003 as a result of the change in accounting policy. For the three month period ended March 31, 2004, no options were granted. In connection with the Arrangement, the existing stock options of the Company were cancelled.

    The Company does not recognize compensation expenses for stock options granted to employees prior to January 1, 2003. The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees had been determined based on the fair value method. The table includes all stock options granted by the Company prior to January 1, 2003.

All amounts in thousands of Canadian dollars, except share data	Three Month Period Ended Mar 31, 2004 $	Three Month Period Ended Mar 31, 2003 $
Net loss as reported	(4,995)	(10,387)
Estimated stock-based compensation costs	(158)	(625)
Pro forma net loss	(5,153)	(11,012)
Pro forma basic and diluted loss per common share	(0.09)	(0.24)

  The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the three month period ended March 31, 2003: risk free interest rate of 3.6%, expected dividend yield of nil, expected volatility of 1.078 and expected option life of 5 years. The weighted-average fair value of the options granted during the three month period ended March 31, 2003 was $5.05.

  The Black-Scholes model, used by the Company to calculate option values, as well as other accepted option valuation models, were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

  $20 MILLION CREDIT FACILITY

  On January 22, 2004, a special meeting of the shareholders of the Company was held whereby the shareholders adopted a resolution authorizing the Company to issue, subject to regulatory approval, an additional 4,000,000 warrants to allow for the extension of its credit facility to May 25, 2005. As part of the Arrangement Agreement (see note 1), the Company's obligations under the warrants issued to MDS in connection with the credit facility were assumed by Hemosol Corp and the obligations of the Company under the credit facility were assumed by Hemosol LP.

  CASH HELD IN ESCROW

  On November 12, 2003, the Company issued 7,200,000 series A special warrants and 641,800 series B special warrants for total gross proceeds of $5,881, less share issue costs of $539. Of these proceeds, $448 representing net proceeds from the Series B special warrants were received into escrow and subsequently paid to the Company on January 23, 2004.

  SHARE CAPITAL

  The changes in common shares and non-employee warrants and options are as follows:

	Common shares		Non-employee warrants and options		Total
	#	$	#	$	$
Balance, December 31, 2003	48,103,784	305,983	14,369,300	15,642	321,625
Exchange of Series A and B special warrants for common shares and common share purchase warrants	7,841,800	4,245	(3,920,910)	(4,245)	---
Costs of issuing common shares and Series A and B special warrants including the fair value of broker options	---	---	---	(1,097)	(1,097)
Issuance of broker options upon completion of common share issuance	---	---	392,090	758	758
Exchange of common share purchase warrants for common shares	199,999	180	(199,999)	---	180
Balance, March 31, 2004	56,145,583	310,408	10,640,481	11,058	321,466

  On January 22, 2004, all 7,200,000 series A special warrants and 641,800 series B special warrants were exercised for no additional consideration, after receiving approval for 7,841,800 common shares and 3,920,890 common share purchase warrants. In addition, the Company issued 392,090 broker options as payment for share issue costs. The broker options entitle the option holders to purchase in aggregate 392,090 common shares and 196,045 common share purchase warrants at an exercise price of $0.75, exercisable at any time prior to the earlier of: [i] November 28, 2006; and [ii] 30 days following the date on which the Company notifies the option holders that the volume-weighted average price of a common share on the Toronto Stock Exchange ["TSX"] for 20 consecutive trading days is greater than or equal to $2.25.

  Each of the common share purchase warrants entitles the holder to purchase one common share at a price of $0.90 per common share, at any time prior to the earlier of: [i] November 28, 2006; and [ii] 30 days following the date on which the Company notifies the option holders that the volume-weighted average price of a common share on the TSX for 20 consecutive trading days is greater than or equal to $2.25. During the quarter, 199,999 common share purchase warrants have been exercised.

  The obligations of the Company under all special warrants, common share purchase warrants and broker options were assumed by Hemosol Corp. under the Arrangement.

  SUBSEQUENT EVENTS

Subsequent to March 31, 2004, the Company completed the Arrangement, whereby the Company's former blood products business was acquired by a limited partnership, Hemosol LP. In addition, Hemosol LP assumed the liabilities of the Company, including without limitation, the obligations of the Company under the credit facility. The Company retained a 7% limited partnership interest in Hemosol LP.

As part of the Arrangement, the Company acquired a 99.99% limited partnership interest in a limited partnership that will carry on the Ontario clinical laboratory services business previously owned by MDS Inc. The Company issued 38,322,390 Class A common shares and 11,134,648,627 Class B non-voting shares to MDS under the Arrangement, resulting in MDS owning, directly or indirectly 47.5% of the voting shares and 99.56% of the equity of the Company. Holders of common shares of the Company each received one Class A common share of the Company for each common share of the Company held immediately prior to the effective time of the Arrangement. All common shares and stock options of the Company were cancelled in accordance with the Arrangement. The Class A common shares and Class B non-voting shares of the Company will not be listed on any exchange or public market. The obligations of the Company under convertible securities were assumed by Hemosol Corp.